TRINITY MANAGEMENT COMPANY, INC.
                            807 Stuart Lane
                     Brentwood, Tennessee  37027


                          February 23, 1999


Wall Street Deli, Inc.
One Independence Plaza
Suite 100
Birmingham, Alabama  35209


Gentlemen:

       This letter will confirm our agreement in principle with respect to the acquisition (the "Acquisition") by Trinity Management Company, Inc. ("Trinity") or one of its affiliates (collectively, the "Purchaser"), of all of the issued and outstanding common stock, $.05 par value per share (the "Deli Shares"), of Wall Street Deli, Inc. ("WSDI"), for cash consideration of $5.50 per Deli Share. Trinity understands that, as of February 19, 1999, there were 2,896,077 Deli Shares issued and outstanding.

       1. Acquisition Agreement. Trinity and WSDI will use their good faith efforts to prepare and execute, as promptly as possible on or before the Acquisition Agreement Date (as hereinafter defined), a definitive acquisition agreement among WSDI (and its subsidiaries) and Purchaser (the "Acquisition Agreement") that embodies the terms of this agreement and contains representations, warranties, covenants and other terms and conditions customarily contained in such agreements as the parties and their respective counsel may deem appropriate, including, but not limited to, fulfillment of covenants and agreements of each of the parties, receipt of required regulatory approvals and legal opinions. In addition, the Acquisition Agreement will provide for the disposition of outstanding options for Deli Shares in a manner mutually acceptable to Trinity and WSDI. Trinity and WSDI agree to work in good faith to execute an Acquisition Agreement on or before April 15, 1999, or such other date upon which Trinity and WSDI shall agree in writing (the "Acquisition Agreement Date"). This agreement shall terminate, except as set forth in numbered Section 11 hereof, on the date (the "Termination Date") that is the earlier of (i) the date on which the Acquisition Agreement is fully executed and delivered or (ii)


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5:00 Central Time on the Acquisition Agreement Date.  Trinity agrees to work in good faith and to use reasonable efforts to complete its due diligence review of WSDI and its subsidiaries on or before the Acquisition Agreement Date.

       2. Closing. The closing of the Acquisition shall take place on or before June 1, 1999 (the "Closing Date").

       3. Conditions to Closing. In addition to the execution and delivery of the Acquisition Agreement, the closing of the Acquisition will be subject to customary terms and conditions and such other terms and conditions upon which the Trinity and WSDI may agree, including:

               (a) Due Diligence - Trinity shall have completed to its satisfaction its due diligence review of the assets of WSDI and each of WSDI's subsidiaries, and their respective businesses, assets and liabilities. WSDI shall have provided Trinity and its representatives such information as may reasonably be required for such purposes, including, but not limited to, financial statements, accounting books and records, information with respect to litigation and loss contingencies, employee matters, environmental matters, tax and ERISA matters, vendor and customer information, legal and regulatory compliance, licenses, insurance, contracts and other matters. Information obtained by Trinity in its due diligence review shall be subject to the terms and conditions of the Confidentiality Agreement dated February 9, 1999 (the "Confidentiality Agreement") between Trinity and WSDI.

               (b)    Documentation - Each of Alan V. Kaufman and Robert
       G. Barrow shall have entered into and delivered a non-compete and consulting agreement with WSDI, in a form acceptable to Trinity.

               (c) Approvals - The Acquisition shall have been approved by (i) the WSDI Board of Directors, (ii) a special committee of independent directors of WSDI, and (iii) all other necessary corporate action of WSDI, including the approval of its shareholders (with shareholders holding not more than five percent (5%) of the Deli Shares asserting dissenters' appraisal rights under applicable law). The Acquisition Agreement also shall have been approved by the equity investors and lenders of Trinity.


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               (d)    Fairness - WSDI shall have received an opinion from
       its financial advisor satisfactory to its board of directors that the consideration to be paid for Deli Shares pursuant to the Acquisition Agreement is fair to the shareholders of WSDI from a financial point of view.

               (e) Regulatory Approvals - Trinity and WSDI shall have complied with all applicable legal and regulatory requirements and received all regulatory approvals, including, but not limited to, satisfaction or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable.

       4. Maintenance of Business. From the date hereof and until the Termination Date, WSDI and each of its subsidiaries shall:

               (a) continue to operate its business in the customary and ordinary manner;

               (b) use its reasonable efforts to preserve its business operations intact, to keep available the services of its present personnel, and to preserve the goodwill and relationships of its suppliers, customers and others having business relations with WSDI or such subsidiary;

               (c) notify Trinity in writing of any event involving WSDI or such subsidiary that has had, or may be reasonably expected to have, a material adverse effect on the business or financial condition of WSDI or such subsidiary;

               (d) not sell, encumber or otherwise dispose of any assets except in the ordinary course of its business;

               (e) not enter into any employment agreements with any person or amend the terms of any existing employment agreement;

               (f) not merge, restructure or reorganize WSDI or such subsidiary in any manner that shall have the effect of changing any aspect of, or ownership rights in, the Deli Shares, including, but not limited to, creating appraisal rights or diluting WSDI shareholders' interest;

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               (g)    not issue any additional shares of capital stock of
       any designation or class (except pursuant to the exercise of options existing on the date hereof or pursuant to the terms of 401(k) or
       Section 423 stock purchase plans existing on the date hereof); and

               (h) not issue or declare dividends or distributions of any kind on the Deli Shares.

       5. Exclusivity. WSDI may furnish information and access, in each case in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such corporation, partnership, person or other entity or group concerning any proposal to acquire WSDI or any subsidiary of WSDI, purchase of assets, purchase of or tender offer for shares of capital stock of WSDI or any subsidiary of WSDI or similar transaction (an "Acquisition Transaction"), if the Board of Directors of WSDI determines in its good faith judgment in the exercise of its fiduciary duties, after consultation with legal counsel and its financial advisors, that such action is appropriate in furtherance of the best interests of the shareholders of WSDI. Except as set forth in the preceding sentence, WSDI shall not, and will direct each officer, director, employee, representative and agent of WSDI and of each subsidiary thereof not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any corporation, partnership, person or other entity or group (other than the other parties hereto or an affiliate or an associate or agent of the other parties hereto) concerning any merger, sale of assets, sale of or tender offer for shares of capital stock of or similar transactions involving WSDI or a subsidiary thereof. WSDI shall promptly notify Trinity if WSDI shall, on or after the date hereof, receive any unsolicited request for information or access in connection with a possible Acquisition Transaction involving WSDI, such notification to include the identity of such third party and the proposed terms of such possible Acquisition Transaction.

       6. Confidentiality. Each of WSDI and Trinity hereby agree to keep all discussions and all non-public information (written or oral) which is shared pursuant to the proposed Acquisition confidential, except for disclosure to advisors, investors or lenders who need to know such information for their evaluation of the proposed Acquisition and who agree


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to be bound by the confidentiality terms of this agreement as if they were parties thereto.

       7. Cooperation of Parties. It is the intent of the parties that, following execution and delivery of this agreement, the parties will use all reasonable efforts to satisfy the conditions set forth in numbered
Section 3 hereof which are within their respective control and cooperate in the negotiation and preparation of the Acquisition Agreement and other necessary documentation. Each party shall bear its own expenses with no liability for such expenses to the other party, whether or not the Acquisition Agreement is executed, except as set forth in numbered Section 11 hereof.

       8. Public Announcements. It is the intention of the parties to use reasonable efforts to reach agreement on the wording of any news releases or other public announcements pertaining to this agreement, the proposed Acquisition or the negotiations concerning the proposed Acquisition. In the absence of circumstances requiring otherwise, any such release or public announcements shall be submitted to the other party for its comment prior to issuance.

       9. Termination Fee. It is understood that this agreement constitutes a statement of the mutual intentions of the parties with respect to the proposed Acquisition and contains sufficient detail for the proposed Acquisition to be consummated upon satisfaction of the conditions to closing set forth in numbered Section 3 hereof. For purposes of this Agreement, a "Third Party Acquisition Event" shall mean one of the following:

               (a) any person (other than Trinity or its affiliates) shall have commenced (or publicly announced a proposal to commence) a tender offer or exchange offer to purchase Deli Shares such that, upon consummation of such offer, such person could own or control fifty percent (50%) or more of the Deli Shares; or

               (b) any person (other than Trinity or its affiliates) shall have publicly announced a proposal to consummate an acquisition of WSDI or a subsidiary thereof or an acquisition of another party by WSDI or a subsidiary thereof by merger, purchase of assets, purchase of shares

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of capital stock or similar transaction (an "Alternate Acquisition
Transaction").

If a Third Party Acquisition Event occurs and, thereafter, (i) the Acquisition does not occur on or before the Closing Date and (ii) the transaction contemplated by such Third Party Acquisition Event is completed or consummated within six (6) months after the Closing Date, WSDI shall forthwith pay to Trinity (within five (5) days after the completion or consummation of such Third Party Acquisition Event) a termination fee in the amount of $550,000 in immediately available funds.

       10. Choice of Law. This agreement and the Acquisition Agreement shall be governed by and construed and enforced in accordance with the internal law (excluding conflict of laws principles) of the State of Delaware.

       11. Binding and Non-Binding Effect. This agreement is a statement of present intent only and, except as set forth below, is not binding upon the parties. The rights and obligations of the parties with respect to the Acquisition shall only be as set forth in the Acquisition Agreement, if and when it is executed by the parties thereto, and subject to the conditions set forth therein. Neither party shall have any liability for failure to execute the Acquisition Agreement, except as otherwise described herein. Notwithstanding the foregoing, the Confidentiality Agreement and the provisions of numbered Sections 6, 7, 8 and 9 hereof shall be binding and enforceable obligations of the parties, and the Confidentiality Agreement and the provisions of numbered Sections 6, 7, 8 and 9 hereof shall continue in full force and effect following the termination or expiration of this agreement. This agreement may be amended, modified or supplemented in writing by the parties.

       If the foregoing terms are acceptable to you, please so indicate by signing a copy of this agreement and returning it to the undersigned. This

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agreement will be void unless it is fully executed and returned to the undersigned by 5:00 p.m. Central Time on February 26, 1999.

                                     Very truly yours,

                                     TRINITY MANAGEMENT COMPANY, INC.



                                      By: /s/ W. Craig Barber
                                         -----------------------------
                                          W. Craig Barber, President


ACCEPTED AND AGREED TO:

WALL STREET DELI, INC.



By: Jeffrey V. Kaufman
   --------------------------------
Title:  President & CEO
      -----------------------------
Date:  2/23/99
      -----------------------------










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